Exhibit 99.1

BiondVax Announces First Quarter 2019 Financial Results

Jerusalem, Israel – May 30, 2019

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended March 31, 2019.

First Quarter 2019 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.63 (NIS/$US) as at March 31, 2019.

•	First quarter operating expenses were NIS 7.1m ($1.97m) compared with NIS 12.6m for the first quarter of 2018;

•	First quarter R&D expenses amounted to NIS 5.7m ($1.58m) compared with NIS 11.7m for the first quarter of 2018;

As of March 31, 2019, BiondVax had cash and cash equivalents of NIS 57.5 million ($15.8 million) as compared to NIS 75.8 million as of December 31, 2018. The decrease is attributable to execution of planned ongoing operations related to the ongoing pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate.

** Tables to Follow **

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation
	December 31,	March 31,		March 31,
	2018	2018	2019	2019
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	75,883	55,675	57,532	15,840
Other receivables	965	2,975	1,854	511

	76,848	58,650	59,386	16,351
LONG-TERM ASSETS:
Property, plant and equipment	28,249	12,537	31,417	8,650
Right-of-use assets	-	-	7,845	2,160
Other long term assets	740	880	711	196

	28,989	13,417	39,973	11,006

	105,837	72,067	99,359	27,357
CURRENT LIABILITIES:
Trade payables	20,723	8,526	15,249	4,199
Operating lease liability	-	-	676	186
Other payables	1,076	768	1,275	351

	21,799	9,294	17,200	4,736
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,643	11,252	14,568	4,011
Operating lease liabilities	-	-	7,247	1,995
Loan from others	94,360	-	88,792	24,447
Warrants	6,168	9,315	2,059	567
Severance pay liability, net	82	78	84	23

	115,253	20,645	112,750	31,044

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2019, 2018 (unaudited) and December 31, 2018; Issued and Outstanding: 261,419,599 shares as of March 31, 2019, 2018 (unaudited) and December 31, 2018	*) -	*) -	*) -	*) -
Share premium	179,929	179,747	179,987	49,556
Accumulated deficit	(211,144)	(137,619)	(210,578)	(57,979)

	(31,215)	42,128	(30,591)	(8,423)

	105,837	72,067	99,359	27,357

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2018	2018	2019	2019
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	71,913	11,745	5,732	1,578
Marketing, general and administrative	5,154	884	1,433	395

Total operating expenses	77,067	12,629	7,165	1,973

Operating loss	(77,067)	(12,629)	(7,165)	(1,973)
Financial income	2,936	-	9,754	2,685
Financial expense	(13,596)	(1,573)	(2,023)	(557)

Net income (loss)	(87,727)	(14,202)	566	156
Basic and Diluted net income (loss) per share	(0.34)	(0.05)	0.002	0.001

Weighted average number of shares outstanding used to compute basic and diluted income (loss) per share	261,419,599	261,419,599	261,419,599	261,419,599

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